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News Release	No. 17-348
July 7, 2017

Platinum Group Metals Ltd.
Restructures Maseve Platinum Mine

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – 07/07/17 -- Platinum Group Metals Ltd. (TSX:PTM) (NYSE:PLG) (“Platinum Group” or the “Company”) is taking steps to restructure its mining operations at the Maseve Mine in South Africa. The restructuring would involve a change in primary mining method and cost reductions to create a sustainable future for the mine. The changes are operationally driven to align costs with a more gradual ramp-up of production using more selective mining methods.

The Maseve Mine has good potential in terms of grades, underground developed access, completed infrastructure and a mill that operates in accordance with design criteria.

As a result of the anticipated restructuring process, there are a large number of employees in the service of independent contractors and staff of Maseve who could be affected. Platinum Group Metals will work closely with all its contractors, including Redpath Mining South Africa, the largest mining contractor on site, to minimize job losses while making the operation self-sustainable. It is likely that Redpath will continue to be the main contractor at the mine.

Contractors will be paid in the normal course, and the Company will honor obligations to its employees. The Company will work with all its contractors and staff under Section 189 and 189A of the Labour Relations Act in South Africa. Severance, job planning and other support will be provided. Platinum Group will also work closely with organized labor during this process.

New opportunities for contractors and employees will be created as the newly planned mining method ramps up. In the long term, the hybrid method is more labor intensive offset with better planned grade compared to bord-and-pillar mining.

“We see good potential for a sustainable mine at Maseve. The South African government and the local community have been very supportive of the Maseve Mine, and we deeply value their assistance and support,” said R. Michael Jones, CEO, Platinum Group. “We will work with our contractors, employees and other stakeholders in a climate of mutual respect, as we transition through the proposed restructuring process.”

The restructuring aims to reduce ongoing costs and achieve positive, sustainable cash flows as soon as possible, utilizing already-established infrastructure. A "hybrid" mining method is under consideration, which would result in a transition from the current higher volume, mechanized bord-and-pillar mining method. Hybrid mining involves mechanized access drives using the mine’s current equipment as well as conventional manual methods for stoping. Both bord-and-pillar and hybrid methods were included in the mine’s feasibility study.

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Face grades at the Maseve mine have generally met estimates, but the fully mechanized mining method has resulted in excess dilution and therefore lower grades to the plant. The Maseve concentrator plant has performed in excess of design criteria. Completed underground conveyor infrastructure will help reduce the trucking fleet required for mining from Block 11, the target for immediate mining.

The Company has notified the Department of Mineral Resources that a restructuring is required to create a viable operation and to ensure optimal mining of the resource, and that it will comply with the applicable provisions of Section 52 of the Mineral and Petroleum Resources Development Act (MPRDA).

As the Company develops and implements the new hybrid mining ramp-up plan, it will assess its new production guidance. Previous guidance will change. In coming months, Platinum Group will provide operational updates on the results of the hybrid mining ramp-up.

The Company has received waivers from its lenders related to working capital and production covenants to October 31, 2017. The Company will assess the new plan’s ability to meet the lending covenants and loan requirements in the months ahead. The Company may require further financing in debt, equity or from asset sales.

The Company continues to work with BMO Capital Markets and Macquarie Capital to review and assess corporate and asset level strategic alternatives.

About Platinum Group Metals Ltd.

Platinum Group, based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mining operations.

Formed in 2002, Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has delineated new low-cost, near-surface reserves on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of large-scale, shallow low-cost platinum, palladium and gold deposit. Waterberg is one of the only large-scale dominantly palladium deposits in the world.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and the Independent Qualified Person reports as well as visiting the site regularly.

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On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s restructuring plans, any potential reduction of Maseve Mine staff and independent contractors related to the restructuring plans, changes to the Company’s primary mining method, the impact of the restructuring plans on the Company’s financial condition and any future benefits of implementing the restructuring plans. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or the report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.